EXHIBIT 12.1

July 21, 2017

Social Investment Holdings, Inc.

2121 SW 3rd Ave., Suite 601

Miami, FL 33129

Gentlemen:

We are acting as counsel to Social Investment Holdings, Inc., a Florida corporation (the “Company”) in connection with the preparation and filing with the Securities and Exchange Commission, under the Securities Act of 1933, as amended, of the Company’s Offering Statement on Form 1-A. The Offering Statement covers 2,500,000 shares of the Company’s common stock (the “Shares”).

In our capacity as such counsel, we have examined and relied upon the originals or copies certified or otherwise identified to our satisfaction, of the Offering Statement, the form of Subscription Agreement and such corporate records, documents, certificates and other agreements and instruments as we have deemed necessary or appropriate to enable us to render the opinions hereinafter expressed.

On the basis of such examination, we are of the opinion that:

1.       The Shares have been duly authorized by all necessary corporate action of the Company.

2.       When issued and sold by the Company against payment therefor pursuant to the terms of the Subscription Agreement, the Shares will be validly issued, fully paid and non-assessable.

We hereby consent to the use of our name in the Offering Statement and we also consent to the filing of this opinion as an exhibit thereto. We further consent to the inclusion this opinion of counsel in this Form 1-A line and any amendments thereto.

Very truly yours,

/s/ Randall S Goulding___

Randall S. Goulding

SECURITIES COUNSELORS, INC.